SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

Kontoor Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

50050N103

(CUSIP Number)

May 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 50050N103	Page 1 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 20,002
	6)	Shared Voting Power 9,739,677
	7)	Sole Dispositive Power 8,029
	8)	Shared Dispositive Power 9,749,531
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,760,241
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 17.23
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 50050N103	Page 2 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 20,002
	6)	Shared Voting Power 9,739,677
	7)	Sole Dispositive Power 8,029
	8)	Shared Dispositive Power 9,749,531
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,760,241
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 17.23
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 50050N103	Page 3 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 20,002
	6)	Shared Voting Power 9,739,677
	7)	Sole Dispositive Power 8,029
	8)	Shared Dispositive Power 9,749,531
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,760,241
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 17.23
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 50050N103	Page 4 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 131
	6)	Shared Voting Power 197,602
	7)	Sole Dispositive Power 121
	8)	Shared Dispositive Power 197,604
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 197,733
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.35
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 50050N103	Page 5 of 9 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Investments LLC 42-1604685
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power -0-
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power -0-
	8)	Shared Dispositive Power 53
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 53
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) Less than 0.01
12)	Type of Reporting Person (See Instructions) BD

Page 6 of 9 Pages

ITEM 1(a) - NAME OF ISSUER:

Kontoor Brands, Inc.

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

400 N. Elm Street

Greensboro, North Carolina 27401

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association;

PNC Delaware Trust Company; and PNC Investments LLC

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

PNC Delaware Trust Company - 222 Delaware Avenue, Wilmington, DE 19801

PNC Investments LLC - 300 Fifth Avenue, Pittsburgh, PA 15222-2401

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

PNC Delaware Trust Company - Delaware

PNC Investments LLC - Delaware

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Common

ITEM 2(e) - CUSIP NUMBER:

50050N103

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)  ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  ☐ A church plan that is excluded from the definition of an investment company under Section

3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)  ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 7 of 9 Pages

ITEM 4 - OWNERSHIP:

The following information is as of May 31, 2019:

(a)	Amount Beneficially Owned:		9,760,241

(b)	Percent of Class:		17.23

(c)	Number of shares to which such person has:
	(i)	sole power to vote or to direct the vote	20,002
	(ii)	shared power to vote or to direct the vote	9,739,677
	(iii)	sole power to dispose or to direct the disposition of	8,029
	(iv)	shared power to dispose or to direct the disposition of	9,749,531

Of the total shares of common stock reported herein, 9,739,677 shares (17.20% of the class) are held in Barbey trust accounts for which PNC Bank, National Association (PNC Bank”) serves as co-trustee. PNC Bank serves as co-trustee with Clarence Otis, Jr. and Juliana L. Chugg and is deemed to share with them voting power and dispositive power with respect to those 9,739,677 shares.

Of the total shares of common stock reported herein, 20,564 shares are held in accounts at PNC Bank in a fiduciary capacity for clients outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 131 shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients outside of the above-referenced trusts.

Of the total shares of common stock reported herein, 53 shares are held in accounts at PNC Investments LLC in a fiduciary capacity for clients outside of the above-referenced trusts.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

PNC Bank, together with Clarence Otis, Jr. and Juliana L. Chugg, as co-trustees, share the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock held by the Barbey Trust accounts noted in Item 4 above. The beneficiaries of the trust have the right to receive dividends from the common stock in their trust accounts.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

PNC Investments LLC - BD (wholly owned subsidiary of PNC Bank, National Association)

Page 8 of 9 Pages

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2019		June 10, 2019
Date		Date

By:	/s/ Gregory H. Kozich	By:	/s/ Janet Jolles
Signature - The PNC Financial Services Group, Inc.		Signature – PNC Delaware Trust Company
Gregory H. Kozich, Senior Vice President & Controller		Janet Jolles, Fiduciary Director
Name & Title		Name & Title

June 10, 2019		June 10, 2019
Date		Date

By:	/s/ Bruce H. Colbourn	By:	/s/ Richard R. Guerrini
Signature - PNC Bancorp, Inc.		Signature – PNC Investments LLC
Bruce H. Colbourn, Chairman		Richard R. Guerrini, President & CEO
Name & Title		Name & Title

June 10, 2019
Date

By:	/s/ Gregory H. Kozich
Signature – PNC Bank, National Association
Gregory H. Kozich, Executive Vice President & Controller
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 9 of 9 Pages

EXHIBIT A

AGREEMENT

June 10, 2019

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) with respect to common stock issued by Kontoor Brands, Inc.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(d) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G/A.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Bruce H. Colbourn
Bruce H. Colbourn, Chairman

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC DELAWARE TRUST COMPANY

BY:	/s/ Janet Jolles
Janet Jolles, Fiduciary Director

PNC INVESTMENTS LLC

BY:	/s/ Richard R. Guerrini
Richard R. Guerrini, President & CEO